UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

2 Kaplan Street

Tel Aviv 6473403, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Settlement of Dominion Capital LLC Suit

As previously reported, in December 2023, Dominion Capital LLC (“Dominion”), a sponsor of Mount Rainier Acquisition Corp., the special purpose acquisition company with which Hub Cyber Security Ltd. (the “Company”) entered into a business combination in 2023, sued the Company in a New York State Court alleging that the Company failed to repay $2.5 million that Dominion allegedly disbursed on behalf of the Company pursuant to a promissory note. Dominion asserted that it was entitled to damages in the amount of the loan principal plus interest and attorneys’ fees and was awarded summary judgment. Dominion also submitted to the Tel Aviv District Court a petition to commence insolvency proceedings.

On February 20, 2024, the Company and Dominion agreed to settle the claims for $4.5 million, with $400,000 being payable by February 21, 2025, $200,000 payable by March 3, 2025 and the remaining balance payable in ten monthly payments of $390,000 from March to December 2025. Dominion agreed that, upon receipt of the first installment payment, it will file a motion to stay the Israeli insolvency proceedings, and upon receipt of the second installment payment, it will file a motion to cancel the Israeli insolvency proceedings.

As part of the settlement arrangement, Claymore Capital Pty Ltd. (“Claymore”) agreed to make on the Company’s behalf all the payments that the Company is required to make under the settlement agreement with Dominion. In consideration, the Company issued Claymore a convertible note in the principal amount of $7.5 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 20, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $1.50 and the Nasdaq floor price.

In the event Claymore defaults on its installment payment obligations to Dominion, the principal amount of the note will be reduced by 1.667 times the amount of such installment. The Company also undertook to grant Claymore liens on the Company’s shares in BlackSwan Technologies, Inc. and on incoming revenues of the Company in the amount of $6 million in the event that an insolvency event occurs prior to August 20, 2025 or if Nasdaq does not grant the Company the opportunity to come into compliance with its listing conditions by no earlier March 31, 2025.

Settlement of Oppenheimer & Co. Suit

As previously reported, on June 12, 2023, Oppenheimer & Co., Inc. (“Oppenheimer”) filed a claim against the Company in the United States District Court for the Southern District of New York alleging, among other things, breach of contract, breach of covenant of good faith and fair dealing and quantum meruit, in connection with investment banking advice and services provided by Oppenheimer in connection with the Company’s 2023 business combination with Mount Rainier Acquisition Corp. The complaint alleged that the Company owes Oppenheimer in excess of $12 million (as well as its costs and legal fees associated with the claim) with regards to the business combination, pursuant to a financial advisory agreement entered into by and between Oppenheimer and the Company in December 2021.

Effective February 19, 2024, the Company and Oppenheimer agreed to settle the claim for $3 million, with $1.1 million being paid on the effective date and the remaining balance payable in ten monthly payments of $200,000 from March to December 2025 (with the first payment being $100,000).

As part of the settlement arrangement, Claymore agreed to make on the Company’s behalf, all the payments that the Company is required to make under the settlement agreement with Oppenheimer. In consideration, the Company issued Claymore a convertible note in the principal amount of $6 million. The note does not bear interest and is repayable by way of conversion into the Company’s ordinary shares on February 18, 2030, subject to earlier conversion by Claymore. The note is convertible into ordinary shares at a rate equal to 25% below the lower of (i) the closing price per share of the ordinary shares immediately preceding the conversion and (ii) the volume-weighted average price of the ordinary shares over the five trading days prior to the conversion, subject to a collar between $1.50 and the Nasdaq floor price.

In the event Claymore defaults on its payment obligations, the principal amount of the note will be reduced by twice the amount of such payment. The Company also undertook to grant Claymore liens to secure the Company’s repayment obligations under the note, following the repayment of note issued to J.J. Astor & Co. on December 30, 2024 and the Company’s receipt of the consent of the applicable senior lien holders.

Debt Restructuring

On February 17, 2025, the Company and Tamas Gottdiener (the “Investor”) agreed to amend the terms of the various series of convertible notes and warrants previously purchased by the Investor. Pursuant to the amended terms, the maturity date of each of the convertible notes, having an aggregate principal amount of $11 million (plus accrued interest), was extended to August 16, 2025. Additionally, per the amendment terms, in the event the notes are not paid or converted in full by April 1, 2025, from and after April 1, 2025, the current interest rate of the notes will increase from 15% per annum to 20% per annum.

Pursuant to the amendment, the exercise price of each of the warrants previously issued to the Investor in connection with four tranches of investments during the course of 2024, which are exercisable for an aggregate of 12,944,444 ordinary shares, was changed to a unified exercise price of NIS 1.777 (being the NIS equivalent of $0.50 per share based on the last published exchange rate published by the Bank of Israel on the date of the amendment) and the term of the warrants was extended to a unified end date of February 17, 2030. Prior to the amendment, the various warrants had exercise prices ranging from $0.50 to $0.70 per share and expiration dates during the course of 2027. The Company also issued to the Investor an additional warrant exercisable into 2,055,556 ordinary shares at an exercise price of $0.50 per share and a pre-funded warrant exercisable into 10,000,000 ordinary shares, in each case until February 17, 2030. Like the previously issued warrants, the exercise of the new warrants will be limited to the extent that, upon the exercise of the new warrants, the Investor would not beneficially own more than 4.99% of our outstanding ordinary shares.

Additionally, pursuant to the amended terms, the Investor will sell all or a signification portion of the notes to a third party who will convert the notes and attempt to sell the resulting conversion shares. The Investor agreed by no later than April 2, 2025, to inform the Company in writing of the amount of proceeds the Investor irrevocably received from the sale of such conversion shares by the third party, in which case the Company shall be deemed to have repaid the principal and accrued interest under the converted notes in the amount equal to the sale proceeds. In the event that the sale proceeds are lower than the aggregate principal and accrued interest under the converted notes thereon, the Company agreed to issue to the Investor a convertible note in the principal amount equal to such shortfall amount (and if the sale proceeds (and any repayments from the Company) are less than $6.5 million, also the interest that would have accrued on the converted notes in accordance with their terms had they not been converted). The new note would have an interest rate of 20% per annum, commencing retroactively from the date of conversion of the converted notes, and a maturity date of August 16, 2025, and otherwise the same terms and conditions as the converted notes. In the event that, at April 2, 2025, the Investor holds unsold conversion shares, then warrants held by the Investor will be exercised for an equivalent number of ordinary shares pursuant to the terms thereof and such conversion shares will be deemed to be issued pursuant to such exercise in lieu of the issuance of new ordinary shares.

This Report on Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this this Report on Form 6-K.

The information in this Report on Form 6-K, including in Exhibits 99.1 and 99.2 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: February 20, 2025	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release entitled “HUB Cyber Security Resolves $16.6 Million in Legacy Liabilities through Strategic Settlements with Oppenheimer & Co. and Dominion Capital; Secures $13.5 Million Financing on Favorable Terms”, dated February 20, 2025.
99.2	Press release entitled “HUB Cyber Security Secures Six-Month Extension on $11M Notes, and Strengthens Shareholder Equity”, dated February 19, 2025.

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